EXHIBIT 99(a)

ITW NEWS RELEASE

ITW Board of Directors Elects Speer Chairman and

Hansen Vice Chairman

GLENVIEW, ILLINOIS—(May 5, 2006)—Illinois Tool Works Inc. (NYSE:ITW) today announced that its board of directors has elected two long-time executives to the top positions at the company. David B. Speer was named Chairman and Thomas J. Hansen was named Vice Chairman.

Speer, 55, has been with the company for 28 years. He became president in 2004 as part of a senior management transition plan announced at that time. He was elected the chief executive officer in 2005. Speer has held a variety of selling, marketing and senior management responsibilities during his ITW career. As chairman and chief executive officer, Speer succeeds W. James Farrell, who retired today from his position of chairman after 41 years with ITW.

Speer graduated from Iowa State University in 1973, earning a B.S. degree in Industrial Engineering. In 1977, he received a Masters in Management Degree (MBA) from the Kellogg School of Business, Northwestern University.

Hansen, 57, has been with the company for 26 years. He has served in a variety of senior management positions with the company, including oversight of the worldwide construction, automotive, industrial plastics, and polymers and fluids businesses. As vice chairman, he will retain operational responsibilities for these business units.

Hansen graduated from Northern Illinois State University in 1971 with a B.S. degree in Marketing, and received a Masters of Arts in Business Administration from Governors State University in 1978.

ITW is a $12.8 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The company consists of approximately 700 business units in 48 countries and employs some 50,000 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com